UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 19, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Artesian Resources Corporation

File No. 0-18516 - CF#22475

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       Artesian Resources Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 11, 2008.

       Based on representations by Artesian Resources Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

       Exhibit 10.1   through June 30, 2018

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

       Patti J. Dennis
       Chief, Office of Disclosure Support